Calculation of Registration Fee
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Shares of Common Stock, without par value	$112,796,665	$3,470

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-142665

PROSPECTUS SUPPLEMENT
(To prospectus dated May 7, 2007)

Rights Offering for Shares of Common Stock
and American Depositary Shares

LAN AIRLINES S.A.

We are offering rights to subscribe for 6,951,374 common shares to our existing shareholders, including holders of our American Depositary Shares, or ADSs. Each share held of record as of 11:59 p.m. (Santiago, Chile time) on May 12, 2007 entitles its holder to 0.062343 rights to subscribe for newly issued shares. One right is required to subscribe for one newly issued share at the subscription price of Ch$8,401 per share. We will accept subscriptions for whole shares only. You must pay the subscription price for newly issued shares in Chilean pesos.

The Bank of New York, as our Depositary, will make available to our holders of ADRs (which evidence American Depositary Shares, or ADSs, each representing 5 shares), for each ADS held of record at 5:00 p.m. (New York City time) on May 16, 2007, 0.062343 ADS rights to subscribe for ADSs relating to newly issued shares. One ADS right is required to subscribe for one new ADS relating to newly issued shares at the U.S. dollar equivalent of the subscription price of Ch$8,401 per new ADS. We will accept subscriptions for whole new ADSs only. You must pay a subscription price for new ADSs of U.S.$88.62, which amount includes an allowance for exchange rate fluctuations, the Depositary’s fees for issuance of the new ADSs and expenses.

The offering of shares by means of rights to holders of shares will expire at 11:59 p.m. (Santiago, Chile time) on June 17, 2007. The offering of new ADSs to holders of ADRs will expire at 5:00 p.m. (New York City time) on June 11, 2007.

We are conducting this preemptive rights offering as part of a capital increase of 22,090,910 shares, of which 2,209,091, or 10% of the capital increase has been reserved for our employee stock option plan. In order to make shares available for sale in a global offering that we are conducting concurrently with this preemptive rights offering, certain of our shareholders, including our controlling shareholders, which collectively hold approximately 65% of our outstanding shares, have indicated their intention to waive their rights to subscribe for any of the newly issued shares.

The ADS rights are not transferable and will not be listed on any exchange.

Any holder of share rights may transfer any whole number of rights relating to newly issued shares. Rights will be eligible to trade on the Santiago Stock Exchange, the Chilean Electronic Stock Exchange and the Valparaíso Stock Exchange, from May 18, 2007 to June 17, 2007.

The ADSs are listed on the New York Stock Exchange under the symbol ‘‘LFL’’ and our shares are listed on the Santiago Stock Exchange, the Bolsa Electrónica de Chile and the Valparaiso Stock Exchange. On May 17, 2007, the last reported sale price of the ADSs on the New York Stock Exchange was US$82.40 per ADS and the last reported sale price of the shares on the Santiago Stock Exchange, the Bolsa Electrónica de Chile and the Valparaiso Stock Exchange was Ch$8,571.30 per share.

Investing in our common stock involves risks that are described in the ‘‘Risk Factors’’ section beginning on page S-13 of this prospectus supplement, as well as in the documents incorporated by reference into the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Common Shares or the ADSs or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total per Share	Per ADS	Total Per ADS
Subscription Price	Ch$8,401	Ch$58,398,492,974	US$80.56	US$112,001,030
Proceeds to the Company.	Ch$8,394	Ch$58,350,077,762	US$80.49	US$111,908,244

(1)	After payment of transactions expenses by our company.

For information regarding the offer, contact D.F. King & Co., Inc. toll free at 1-800-735-3107.

The date of this prospectus supplement is May 18, 2007.

Prospectus Supplement

Prospectus

You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein may only be accurate as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since such dates.

PRESENTATION OF INFORMATION

As used in this prospectus supplement, unless the context otherwise requires, references to ‘‘Lan Airlines’’ are to Lan Airlines S.A., the unconsolidated operating entity, and references to ‘‘LAN,’’ ‘‘we,’’ ‘‘us’’ or the ‘‘Company’’ are to Lan Airlines S.A. and its consolidated subsidiaries. All references to ‘‘Chile’’ are references to the Republic of Chile.

This prospectus supplement contains conversions of certain Chilean peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These conversions should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless we specify otherwise, all references to ‘‘$’’, ‘‘US$’’, ‘‘U.S. dollars’’ or ‘‘dollars’’ are to United States dollars, references to ‘‘pesos’’, ‘‘Chilean pesos’’ or ‘‘Ch$’’ are to Chilean pesos and references to ‘‘UF’’ are to Unidades de Fomento, a daily indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate. Unless we indicate otherwise, we have translated the Chilean peso amounts as of and for the year ended December 31, 2006 based on the ‘‘dólar observado’’ or ‘‘observed’’ exchange rate published by Banco Central de Chile (which we refer to as the Central Bank of Chile) on December 31, 2006, which was Ch$534.43=US$1.00 and the Chilean peso amounts as of and for the three month period ended March 31, 2007 based on the observed exchange rate on March 31, 2007, which was Ch$539.37=US$1.00. The observed exchange rate for May 18, 2007 was Ch$521.41=US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. See ‘‘Key Information—Exchange Rates’’ under Item 3 of our 2006 Annual Report which has been incorporated by reference to this prospectus supplement.

Lan Airlines and the majority of our subsidiaries (including our main cargo subsidiary Lan Cargo S.A., or Lan Cargo) maintain their accounting records and prepare their financial statements in U.S. dollars. Some of our other subsidiaries, however, maintain their accounting records and prepare their financial statements in Chilean pesos. Our consolidated financial statements include the results of these subsidiaries translated into U.S. dollars. Generally accepted accounting principles in Chile, or Chilean GAAP, require monetary assets and liabilities to be translated at period-end exchange rates, non-monetary assets and liabilities to be translated at historical rates of exchange as of the date of acquisition or incurrence and revenue and expense accounts to be translated at the average monthly exchange rate for the month in which they are recognized. As required by Chilean GAAP, the financial statements of our subsidiaries that report in Chilean pesos are adjusted to reflect changes in the purchasing power of the Chilean peso due to inflation. These changes are based on the consumer price index published by the Chilean National Institute of Statistics.

Our consolidated financial statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. For a description of certain significant differences between Chilean GAAP and U.S. GAAP as they relate to us, together with a reconciliation of our net income and shareholders’ equity to U.S. GAAP, see Note 26 to our audited consolidated financial statements.

We have rounded percentages and certain U.S. dollar and Chilean peso amounts contained in this prospectus supplement for ease of presentation. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

This annual report contains certain terms that may be unfamiliar to some readers. You can find a glossary of these terms on page 3 of our 2006 Annual Report, which has been incorporated by reference to this prospectus supplement.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights key information described in greater detail elsewhere in this prospectus supplement or the accompanying prospectus, including the documents incorporated by reference. You should read carefully the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference before making an investment decision.

Our Company

We are one of the leading passenger airlines in Latin America and the main air cargo operator in the region. We currently provide domestic and international passenger services in Chile, Peru, and Argentina and international passenger services in Ecuador. We carry out our cargo operations through the use of belly space on our passenger flights and dedicated cargo operations using freighter aircraft through our cargo airlines in Chile, Brazil and Mexico. We are initiating a strategy for stimulating demand for air travel in our short-haul markets by offering lower-fare options to travelers, at the same time as we lower our costs and increase the aircraft utilization rates and efficiency of our short-haul operations.

As of February 28, 2007, we serviced 15 destinations in Chile, 12 destinations in Peru, ten destinations in Argentina, two destinations in Ecuador, 15 destinations in other Latin American countries and the Caribbean, three destinations in the United States, two destinations in Europe and four destinations in the South Pacific. In addition, as of February 28, 2007, through our various code-share agreements, we offered service to 52 additional international destinations. We provide cargo service to all our passenger destinations and to approximately 15 additional destinations served only by freighter aircraft. We also offer other services, such as ground handling, courier, logistics, and maintenance.

Lan Airlines S.A. is a publicly-held stock corporation (sociedad anónima abierta) incorporated under the laws of Chile.

Our Competitive Strengths

Our strategy is to maximize shareholder value by increasing revenues and profitability through leveraging the operational efficiencies between our cargo and passenger divisions, thoroughly planning for our expansion efforts and carefully controlling costs. We plan to accomplish these goals by both focusing on our existing competitive strengths and implementing new strategies to fuel our future growth. We believe our most important competitive strengths are:

Leading Presence in Key South American Markets

We are one of the main international and domestic passenger airlines in Latin America, as well as the largest cargo operator in both Chile and most of the South American markets that we serve. We hold the largest market share of passenger traffic to and from Chile, Peru and Ecuador, as well as the largest market share of domestic passenger traffic in both Chile and Peru. More recently, we have also achieved a solid and growing position in the Argentine domestic market through Lan Argentina and in the international market through our other passenger airlines. We are also the leading air cargo operator within, to and from South America. Our international and domestic passenger and cargo operations have increased substantially over the past four years in terms of capacity, traffic and revenue. Since 2002, passenger, cargo and total traffic revenues have grown 125.6%, 105.9% and 114.8%, respectively.

Diversified Revenue Base from both Passenger and Cargo Operations

We believe that one of our distinct competitive advantages is our ability to profitably integrate our scheduled passenger and cargo operations. We take into account potential cargo services when planning passenger routes, and also reserve certain dedicated cargo routes using our freight aircraft, when needed. By adding cargo revenues to our existing passenger service, we are able to increase the productivity of our assets and maximize revenue, which has historically covered fixed operating expenses per flight, lowered break-even load factors and enhanced per flight profitability. Additionally, this revenue diversification helps offset seasonal revenue fluctuations and reduces the volatility of our business over time. As of December 2006, passenger revenues accounted for 60% of total revenues and cargo revenues accounted for 35% of total revenues.

Attractive Cost Structure with High Utilization of our Assets and Productive Personnel

We believe that we have a highly competitive cost structure with a cost per ATK of 41.5 cents in 2006. Our cost advantage arises mainly from our productive and committed employees, high aircraft utilization, modern and fuel-efficient fleet and cost-conscious culture. Our wages and labor costs accounted for approximately 16% of total costs in 2006, which we believe is a lower percentage than that of many other U.S. and European carriers. Our itineraries and aircraft rotations are designed to maximize aircraft utilization. During 2006, our long-haul aircraft (Boeing 767-300 passenger and Airbus A340-300s) operated an average of more than 14 hours per day. In connection with the implementation of our new business model for short-haul operations, we expect utilization for narrowbody aircraft to reach approximately 12 hours by 2008. We are undergoing a re-fleeting plan that will enable us to modernize our short and long-haul fleets, as well as to reduce the number of aircraft families that we operate. Finally, our corporate culture promotes constant process streamlining and productivity enhancement.

Strong Brand Teamed with Key Global Strategic Alliances

In March 2004 we launched our new brand ‘‘LAN’’ under which we operate all of our international passenger airlines. This brand commonality enables our customers to better identify with the high standards of service and safety that exist between all of our airlines. Our new image also has improved the visibility of our brand, and the cost effectiveness and efficiency of our marketing efforts as we continue to expand in our existing and new markets. Additionally, we are a member of the oneworld® alliance, and have also entered into bilateral agreements with strategic partners such as American Airlines, Iberia and Qantas, among others, whose leading presence in the markets that they serve creates a truly global reach for our passengers. Our passenger alliances and commercial agreements provide our customers with approximately 700 travel destinations, a combined reservations system, itinerary flexibility and various other benefits, which substantially enhance our competitive position within the Latin American market. On April 1, 2007, Lan Ecuador and Lan Argentina became members of the oneworld® alliance. With these new memberships, all the companies in the LAN group are now members of this alliance.

Optimized Fleet Strategy

We make optimal use of our fleet structure through a combination of fewer aircraft types, modern aircraft and staggered lease maturities. We carefully select our aircraft based on their ability to effectively and efficiently serve our short- and long-haul flight needs, while still striving to minimize the number of aircraft types we operate. For short-haul flights we operate mainly Airbus A320-family aircraft and Boeing 737-200s, which we plan to phase out in the next twelve months. For long-haul passenger and cargo flights we operate Boeing 767-300 passenger aircraft and Boeing 767-300 Freighters, respectively. For ultra long-haul service, such as between Santiago and Madrid and between Santiago and Auckland, we use Airbus A340-300 aircraft. We believe that our streamlined fleet structure allows us to provide broader service across Latin America and in our domestic markets. Further, having a fleet with minimal aircraft types reduces inventory costs, as fewer spare parts are required, and reduces the need to train our pilots to operate different types of aircraft.

The average age of our fleet as of March 31, 2007 was 9.9 years, making our fleet one of the most modern in Latin America. We are in the process of phasing out our Boeing 737-200s, our oldest aircraft, during the next year, and we expect that our purchase orders of additional aircraft for delivery between 2007 and 2011 will further reduce the average age of our fleet. We believe that having a younger fleet makes us more cost competitive through reduced fuel consumption and maintenance costs. We also believe that our modern fleet has enabled us to enjoy a high degree of performance reliability.

Additionally, our leased fleet is structured with staggered lease maturities over time to create the strategic flexibility to expand or reduce capacity according to market conditions. We believe that our aircraft and the flexibility of our fleet allow us to maximize aircraft utilization by adapting rapidly to changes in passenger and cargo demand in the markets that we serve.

Strong Financial Position with Track Record of Growth and Profitability

We have historically managed our business to maintain financial flexibility and a strong balance sheet in order to accommodate our growth objectives while being able to respond to changing market conditions. We are one of the few investment-grade rated airlines in the world. We have built our strong financial position by preserving our financial liquidity and continuing to structure long-term financing for newly acquired aircraft. Our financial flexibility has allowed us to secure large aircraft orders, including an important part of our current re-fleeting program at attractive financing rates. We also monitor and seek opportunities to reduce financial risks associated with currency, interest rate and jet fuel price fluctuations. Over the last five years, while much of the airline industry has faced significant competitive and liquidity crises, we have enjoyed a 20% compound growth rate in our total revenues while remaining consistently profitable.

Our Business Strategy

The principal areas in which we plan to focus our efforts going forward are as follows:

Continue to Grow Both our Passenger and Cargo Networks

We currently intend to expand our capacity significantly over the next several years to accommodate robust growth in both passenger and cargo demand in the markets we target. We plan on expanding our operations not only in the markets we currently serve but also into new South American markets where we believe demand exists for our combination of passenger and cargo services. To meet this growth, we currently have an orderbook of 39 latest generation Airbus 320-family narrowbody aircraft and 11 Boeing 767 widebody passenger aircraft. In addition, we have leased two Boeing 777 dedicated freighters and we expect to lease four Airbus A340 widebody passenger aircraft, with deliveries expected between 2007 and 2011. We are also contemplating the possibility of purchasing two additional Boeing 777 aircraft.

We will continue to leverage the benefits of combining our passenger and cargo operations. Our passenger and cargo operations are equally important aspects of our business, and we dedicate the necessary resources, employees, facilities, management and fleet to enable both operations to provide high-quality service and to compete effectively in their respective markets.

Enhance the Profitability of our Short-Haul Operations through Our New Business Model

We have recently begun new initiatives to redesign our short-haul business model. A key objective of this program is to increase the utilization of our fleet through modified itineraries that include more point-to-point and overnight flights, and by phasing out our Boeing 737-200 fleet in favor of the new Airbus 320-family aircraft. We believe that these initiatives will increase efficiency and improve the margins of LAN’s short-haul operations. In addition, the new fleet will allow for lower unscheduled maintenance costs, lower fuel consumption, and operational and cost efficiencies achieved through operating fewer fleet types. Other key objectives of our new business model include a reduction in sales and distribution costs through increased Internet penetration, reduced agency commissions, faster turn-around times, and increased self check-in service through web check-in and airport kiosks. We expect that these initiatives, together with simplifications in back-office and support functions, will allow us to expand operations while controlling fixed costs, spurring a significant reduction in overhead costs per ASK by year-end 2008. We plan to pass on a portion of these operating efficiencies to consumers through fare reductions, which we expect will stimulate additional demand and enhance our overall profitability.

Maintain Excellent Customer Satisfaction

In both our passenger and cargo businesses, we focus on delivering high quality services that are valued by our customers. In our passenger businesses we strive to achieve high on-time performance, world class on-board service on long-haul flights, attractive and convenient pricing and quick check-in for short-haul flights, and the comfort afforded by a modern fleet. We have embarked on the reconfiguration of the cabins of our Boeing 767 passenger aircraft in order to incorporate our new Premium Business Class including full-flat seats, as well as improvements in economy class which include a state-of-the-art on-board entertainment system. Our frequent flyer program, LANPASS, provides travel benefits and rewards to over two million loyal customers in Chile, Argentina, Peru, Ecuador and in other countries where we operate. In the cargo business, we focus on providing reliable service, taking advantage of our ability to handle different types of cargo as well as significant cargo volumes, and leveraging our facilities in key gateways, such as Miami, to ensure optimal handling of our customers’ needs. We continually assess opportunities to incorporate service improvements in order to respond effectively to our customers’ needs.

Continued Emphasis on Safety

Our top priority is safety, and we have structured our operations and maintenance to focus on safe flying. Our main maintenance facilities are certified by the FAA, JAA, DGAC and other civil aviation authorities. Our flight and maintenance safety procedures are certified under ISO 9001-2000 standards. We have programs in place to train our crews and mechanics to world-class standards both at facilities abroad or at our training centers, which we have developed in association with high-quality partners.

Our principal executive offices are located at Presidente Riesco 5711, 20th floor, Las Condes, Santiago, Chile and our general telephone number at this location is (56-2) 565-2525.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table presents our summary financial and other information for each of the last five fiscal years in the period ended December 31, 2006 and as of and for the three months ended March 31, 2006 and 2007. The summary financial information for the three fiscal years in the period ended December 31, 2006 has been derived from our audited consolidated financial statements incorporated by reference to this prospectus supplement. The summary financial information for the three months ended March 31, 2006 and 2007 has been derived from our unaudited consolidated financial statements incorporated by reference to this prospectus supplement.

You should read the information below in conjunction with our audited consolidated financial statements and the notes thereto, our unaudited consolidated financial statements, as well as ‘‘Presentation of Information’’ and ‘‘Operating and Financial Review and Prospects’’ in our 2006 Annual Report which has been incorporated by reference to this prospectus supplement.

	Year ended December 31,					Three months ended March 31,
	2002	2003	2004	2005	2006	2006	2007
	(in US$ millions, except per share and capital stock data)
The Company(1)(5)
Statement of Income Data:
Chilean GAAP
Operating revenues
Passenger	803.7	918.4	1,169.0	1,460.6	1,813.4	436.9	537.4
Cargo	520.8	602.0	799.7	910.5	1,072.7	254.9	255.2
Other	127.9	118.4	124.2	135.3	147.9	36.2	38.5
Total operating revenues	1,452.4	1,638.8	2,092.9	2,506.4	3,034.0	728.1	831.3
Operating expenses(2)	1,390.4	1,527.1	1,920.8	2,364.7	2,731.3	659.4	707.8
Operating income	62.1	111.7	172.1	141.6	302.6	68.6	123.4
Other income (expense)
Interest income	3.8	6.3	10.8	12.4	7.9	2.4	2.9
Interest expense	(40.8)	(39.4)	(36.5)	(39.2)	(60.7)	(12.3)	(18.2)
Other income-net(2)	13.2	24.1	45.2	58.2	37.1	38.1	(4.4)
Total other income (expense)	(23.8)	(9.0)	19.5	31.5	(15.7)	28.2	(19.7)
Minority interest	(0.4)	(0.9)	0.2	1.8	1.2	(1.5)	0.02
Income before income taxes	37.8	101.9	191.8	174.9	288.1	95.3	103.7
Income taxes	(7.0)	(18.3)	(28.3)	(28.3)	(46.8)	(15.7)	(17.6)
Net income	30.8	83.6	163.6	146.6	241.3	79.6	86.0
Net income per common share(3)	0.10	0.26	0.51	0.46	0.76	0.25	0.27
Net income per ADS(3)	0.48	1.31	2.56	2.30	3.78	1.25	1.35
Operational Data Computed Using Financial Information Under Chilean GAAP						6,402.9	7,761.1
ASKs (million)	17,066.8	18,323.9	21,147.4	23,687.3	26,400.0	4,794.7	6,067.4
RPKs (million)	11,139.5	12,671.0	15,125.3	17,490.8	19,495.5	976.5	997.7
ATKs (million)	2,731.0	2,848.7	3,288.4	3,607.0	3,861.3	626.7	642.4
RTKs (million)	1,833.8	1,911.9	2,259.4	2,392.3	2,579.2	1,552.0	1,726.6
System ATKs (million)	4,281.8	4,539.2	5,256.2	5,810.8	6,349.9	436.9	537.4
U.S. GAAP(6)
Operating revenues	1,452.4	1,638.8	2,092.9	2,506.4	3,034.0
Operating income	56.6	122.9	218.6	150.9	295.7
Net income	34.2	87.9	164.7	156.3	209.7
Basic and diluted earnings per share(3)	0.11	0.28	0.52	0.49	0.66
Net income per ADS(3)	0.54	1.38	2.58	2.45	3.29

(table and footnotes continue on next page)

	At December 31,					At March 31,
	2002	2003	2004	2005	2006	2006	2007
	(in US$ millions, except per share and capital stock data)
Balance Sheet Data:
Chilean GAAP
Cash, time deposits and marketable securities	159.4	219.0	304.6	159.2	218.6	128.1	158.8
Miscellaneous current assets(4)	256.4	280.2	347.8	417.8	487.7	468.9	546.6
Property and equipment	1,026.4	1,009.5	979.0	1,252.3	1,876.0	1,300.1	1,865.2
Total other assets	143.2	132.3	197.9	314.3	346.5	264.8	389.4
Total assets	1,585.4	1,641.0	1,829.3	2,143.6	2,928.8	2,161.9	2,960.2
Long-term liabilities	813.5	765.4	809.0	955.3	1,421.9	970.0	1,429.0
Shareholders’ equity	308.9	352.6	434.6	502.7	626.3	582.3	712.4
U.S. GAAP(6)
Total assets	1,545.4	1,610.5	1,830.0	2,149.0	2,906.1
Long-term liabilities	821.6	748.9	796.5	938.7	1,431.9
Shareholders’ equity	258.9	351.7	447.8	526.8	592.7
Capital stock (millions of shares)	318.9	318.9	318.9	318.9	318.9

(1)	For more information on the subsidiaries included in this consolidated account, see Note 2(b) to our audited consolidated financial statements.
(2)	To reflect operational results more clearly, fuel hedging gains or losses have been reclassified as a non-operational item in the other income-net line in each of 2002, 2003, 2004, 2005 and 2006. We recorded a US$5.5 million fuel hedge loss in 2002, a US$12.3 million fuel hedge loss in 2003, a US$46.5 million fuel hedge gain in 2004, a US$51.5 million fuel hedge gain in 2005 and a US$12.9 million fuel hedge gain in 2006.
(3)	We had 318,909,090 common shares outstanding in each of the periods indicated, which is equivalent to 63,781,818 ADSs.
(4)	Total current assets less the sum of cash, time deposits and marketable securities.
(5)	The sums of the items may differ from the total amount due to rounding.
(6)	In 2006, the Company implemented a change in its accounting policy regarding its method of accounting for heavy aircraft and engine maintenance costs. For US GAAP purposes, the Company has retroactively applied the new methodology to financial statements for periods prior to 2006. For more information on the change in accounting policy, see ‘‘Operating and Financial Review and Prospects—Critical Accounting Policies—Maintenance’’ under Item 5 and Notes 2(p) and 3 to our audited consolidated financial statements.

Although most of our revenues and expenses are denominated in U.S. dollars, some are denominated in different currencies, such as the Chilean peso. Fluctuations in foreign exchange rates could lead to changes in the value of these items in U.S. dollars. Nevertheless, the impact on our results stemming from any such fluctuations is significantly mitigated by the fact that 86% of our revenues and 78% of our operating expenses are denominated in U.S. dollars.

SUMMARY OF THE RIGHTS OFFERING

The preemptive rights offering	We are offering rights to subscribe for 6,951,374 common shares to our existing shareholders, including holders of our American depositary shares, or ADSs. We refer to our offer of rights to subscribe for shares and ADSs as the ‘‘preemptive rights offering’’.

Concurrently with our preemptive rights offering, we are also offering an aggregate of 11,243,865 shares of our common stock in the form of shares and ADSs in separate offerings in Chile, the United States and other jurisdictions outside Chile. We refer to our offer of 11,243,865 shares in the form of shares and ADSs as the ‘‘global offering’’. In order to make these shares available for the global offering certain of our shareholders, including our controlling shareholders have indicated their intention to waive their rights to purchase any newly issued shares in the preemptive rights offering.

ADS rights offering

ADS rights offering	Each ADS held of record as of 5:00 p.m. (New York City time) on May 16, 2007 (as reflected in the Depositary’s books and records) entitles its holder to 0.062343 ADS rights to subscribe for ADSs. ADS rights will be non-transferable and will be reflected in the records of the ADS rights agent. We will not distribute any fractional ADS rights. One ADS right entitles its holder to subscribe for one new ADS at the U.S. dollar equivalent of the subscription price of Ch$42,005 per new ADS.

We will accept subscriptions for whole new ADSs only and will round down any subscription submitted for fractional new ADSs to the nearest whole number of new ADSs. The Depositary will endeavor to sell the share rights corresponding to unexercised ADS rights for the benefit of the holders entitled thereto. Our Depositary, The Bank of New York, will also act as the ADS rights agent. See ‘‘The rights offering.’’

Transferability	ADS rights are not transferable.

ADS subscription period	From May 18, 2007 through 5:00 p.m. (New York City time) on June 11, 2007. You must deliver to the ADS rights agent a properly completed ADS subscription form and full payment of the ADS deposit amount, in each case by 5:00 p.m. New York City time on June 11, 2007, or your ADS rights will lapse and you will have no rights other than the right to receive the net proceeds, if any (after deducting all applicable taxes and the fees and any expenses of the Depositary and ADS rights agent), from the sale of the share rights relating to such unexercised

ADS rights, as described under ‘‘The rights offering—The exercise of ADS rights is irrevocable and may not be canceled or modified—Exercise of ADS rights and sale of unexercised share rights’’ below. Deposit in the mail will not constitute delivery to the ADS rights agent. The exercise of ADS rights is irrevocable and may not be canceled or modified.

ADS subscription price	You should pay to the ADS rights agent U.S.$88.62 per new ADS, referred to as the ADS deposit amount. This amount is the U.S. dollar equivalent of the subscription price per share of Ch$8,401 converted into U.S. dollars based on an exchange rate of Ch$521.41 per U.S. dollar plus an allowance of 10% of that amount to cover exchange rate fluctuations, the Depositary’s issuance fee of up to U.S.$0.05 per ADS and expenses. The ADS rights agent will arrange to convert such U.S. dollars into Chilean pesos to the extent necessary to pay the subscription price and to make payment relating to subscribed new ADSs to us on or about June 18, 2007. Such subscribers will be billed for any shortfall with respect to the amount of their subscription or will receive a refund of any excess, without interest. See ‘‘The rights offering—Subscription by holders of ADRs—Method of Subscription and Payment’’.

Delivery of ADRs	American Depositary Receipts, or ADRs, evidencing new ADSs will be made available to subscribing holders as soon as practicable after receipt by the Depositary (or its agents) of the newly issued shares subscribed from us (provided that the subscribing holder has paid any shortfall due with respect to the ADS subscription price).

Exchange privileges	You may not surrender ADS rights to obtain the underlying rights to subscribe for shares of common stock.

Listing	The ADSs are listed on the New York Stock Exchange.

NYSE trading symbol	LFL.

ADR rights agent/Depositary	The Bank of New York.

Obtaining information	If you have questions or requests for assistance please contact D.F. King & Co., Inc. toll free at 1-800-735-3107. If calling from outside the United States, please contact D.F. King & Co., Inc. at 1-212-269-5550.

Rights offering

Rights offering	Each common share held of record as of 11:59 p.m. (Santiago, Chile time) on May 12, 2007 (as reflected on our share register) entitles its holder to 0.062343 rights to subscribe for newly issued common shares. One right is required to subscribe for one newly issued share at the subscription price of Ch$8,401 per share. We will accept subscriptions for whole shares only and will round down any subscription submitted for fractional shares to the nearest whole number of shares. Holders of rights must pay the share subscription price for the full amount of shares for which they are subscribing.

Transferability	Any holder of rights may transfer its rights to others. Rights will be eligible to trade on the Chilean stock exchanges from May 18, 2007 to 1:00 p.m. on June 14, 2007, but will not be eligible to trade on any securities exchange in the United States.

Exchange privileges	You may not deposit share rights to subscribe for newly issued shares to obtain ADS rights.

Subscription period	From May 18, 2007 through 11:59 p.m. (Santiago, Chile time) on June 17, 2007, the rights expiration date. You must deliver to Depósito Central de Valores full payment of the share subscription price by 11:59 p.m. (Santiago, Chile time) on June 17, 2007, or your rights will lapse and will have no further value. Deposit in the mail will not constitute delivery to us. The exercise of rights is irrevocable and may not be canceled or modified.

Share subscription price	Ch$8,401 per share. You must pay the share subscription price in Chilean pesos.

Registration of shares	We will register shares issued upon exercise of rights in our share register as soon as practicable after our receipt of payment with respect to such exercise. The newly issued shares are identical shares of the same class of common stock. Certificates representing the shares will be issued upon request.

Risk factors	See ‘‘Risk factors’’ beginning on page S-13 as well as in the documents incorporated by reference into the accompanying prospectus for a discussion of certain factors relating to us, our business and an investment in the ADSs or shares.

Unsubscribed shares	Our current intention is to sell into the Chilean market any unsubscribed shares, other than shares with respect to which our controlling shareholders have waived their rights to subscribe, which will be sold in our global offering.

Timetable for the preemptive rights offering	Share record date—11:59 p.m. (Santiago, Chile time)	May 12, 2007
	Commencement date of rights offering	May 18, 2007
	Trading of rights expected to commence on the Chilean stock exchanges	May 18, 2007
	ADS record date—5:00 p.m. (New York City time)	May 16, 2007
	Commencement date of ADS rights offering	May 18, 2007
	ADS rights expiration date—5:00 p.m. (New York City time)	June 11, 2007
	Rights expiration date—11:59 p.m. (Santiago, Chile time)	June 17, 2007

RISK FACTORS

We have set forth risk factors in our most recent annual report on Form 20-F, which is incorporated by reference in the prospectus of which this prospectus supplement forms part. We have also set forth below certain risk factors that relate specifically to the securities offered hereby. We may include further risk factors in subsequent reports on Form 6-K incorporated in the prospectus of which this prospectus supplement forms part by reference. You should carefully consider all these risk factors in addition to the other information presented or incorporated by reference in the prospectus.

Risks Related to our Shares and ADSs

Our controlling shareholders may have interests that differ from those of our other shareholders.

As of March 31, 2007 our controlling shareholders, together, beneficially owned 54.99% of our voting common shares. These controlling shareholders are in a position to elect a majority of the members of our board of directors, direct our management and control substantially all matters that are to be decided by a vote of shareholders, including fundamental corporate transactions. In addition, under the terms of the deposit agreement governing the ADSs, if holders of ADSs do not provide The Bank of New York, in its capacity as depositary for the ADSs, with timely instructions on the voting of the common shares underlying their ADRs, the depositary will be deemed to have been instructed to give a person designated by the board of directors the right to vote those common shares.

Trading of our ADSs and common shares in the securities markets is limited and could experience further illiquidity and price volatility.

Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. In addition, Chilean securities markets may be materially affected by developments in other emerging markets, particularly other countries in Latin America. Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying ADSs in the amount and at the price and time that you wish to do so may be substantially limited. This limited trading market may also increase the price volatility of the ADSs or the common shares underlying the ADSs.

Holders of ADSs may be adversely affected by currency devaluations and foreign exchange fluctuations.

If the peso exchange rate falls relative to the U.S. dollar, the value of the ADSs and any distributions made thereon from the depositary, could be adversely affected. Cash distributions made in respect of the ADSs are received by the depositary (represented by the custodian bank in Chile) in pesos, converted by the custodian bank into U.S. dollars at the then prevailing exchange rate and distributed by the depositary to the holders of the ADRs evidencing those ADSs. In addition, the depositary will incur foreign currency conversion costs (to be borne by the holders of the ADRs) in connection with the foreign currency conversion and subsequent distribution of dividends or other payments with respect to the ADSs.

Future changes in Chilean foreign investment controls and withholding taxes could negatively affect non-Chilean residents that invest in our shares.

Equity investments in Chile by non-Chilean residents have been subject in the past to various exchange control regulations that govern investment repatriation and earnings thereon. Although not currently in effect, regulations of the Central Bank of Chile have in the past and could again require foreign investors acquiring securities in the secondary market in Chile to maintain a cash reserve or to pay a fee upon conversion of foreign currency to purchase such securities. Further, future changes in withholding taxes could negatively affect non-Chilean residents that invest in our shares.

When we established our ADS facility as part of our initial public offering in 1997, there were foreign exchange controls in Chile. At that time, in order to allow the depositary and investors to be able to enter into foreign exchange transactions to repatriate from Chile amounts they received in connection with the deposited shares of common stock (including dividends and proceeds from the sale in Chile of the underlying shares of common stock and any rights with respect thereto), we entered into a foreign investment contract (the ‘‘Foreign Investment Contract’’) with the Central Bank and the depositary. The Foreign Investment Contract guaranteed ADS investors and the depositary access to the Formal Exchange Market to convert amounts from Chilean pesos into U.S. dollars and to repatriate such amounts.

In 2001, a new Compendium of Foreign Exchange Regulations (the ‘‘New Compendium’’) removed exchange controls and many other barriers to investment. However, even though there are no longer foreign exchange controls in Chile, all foreign investment contracts (including the Foreign Investment Contract), continue to remain in full force.

We cannot assure that additional Chilean restrictions applicable to the holders of ADRs, the disposition of the common shares underlying ADSs or the repatriation of the proceeds from an acquisition, a disposition or a dividend payment, will not be imposed or required in the future, nor could we make an assessment as to the duration or impact, were any such restrictions to be imposed or required. For further information, see ‘‘Item 10—Additional Information—Foreign Investment and Exchange Controls in Chile’’ of our 2006 Annual Report which has been incorporated by reference to this prospectus supplement.

Our ADS holders and shareholders located in the United States may not be able to exercise preemptive rights in certain circumstances.

The Chilean Corporation Act and Regulation thereof, Ley sobre Sociedades Anónimas No. 18,046 and the Reglamento de Sociedades Anónimas, collectively known as the Chilean Corporation Law, provide that preemptive rights shall be granted to all shareholders whenever a company issues new shares for cash, giving such holders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. We will not be able to offer shares to holders of ADSs and shareholders located in the United States pursuant to the preemptive rights granted to shareholders in connection with any future issuance of shares unless a registration statement under the U.S. Securities Act of 1933, as amended, or the Securities Act, is effective with respect to such rights and shares, or an exemption from the registration requirements of the Securities Act is available. At the time of any rights offering, we will evaluate the potential costs and liabilities associated with any such registration statement in light of any indirect benefit to us of enabling U.S. holders of ADRs evidencing ADSs and shareholders located in the United States to exercise preemptive rights, as well as any other factors that may be considered appropriate at that time, and we will then make a decision as to whether we will file a registration statement. We cannot assure that we will decide to file a registration statement or that such rights will be available to ADS holders and shareholders located in the United States.

 Use of Proceeds

We intend to use the net proceeds from the preemptive rights offering and the global offering hereunder for general corporate purposes, including funding working capital and capital expenditures, possible acquisitions and, subject to market conditions, the repayment of debt.

Certain of our shareholders, including our controlling shareholders have indicated their intention to waive their right to subscribe for newly issued shares to which they would otherwise be entitled in the preemptive rights offering. We cannot assure you that the preemptive rights offering will be fully or even partially subscribed by other shareholders entitled to participate in the preemptive rights offering. Consequently, our net proceeds may be limited to the net proceeds of the global offering which may limit our ability to finance additional capital expenditures and acquisitions.

 capitalization and indebtedness

The following table sets forth the capitalization and indebtedness of our company at March 31, 2007, on an actual basis in accordance with Chilean GAAP and as adjusted to give effect to the global offering and the preemptive rights offering (assuming waiver by certain of our shareholders, including our controlling shareholders of their preemptive rights in the preemptive rights offering). Based on the public offering price of US$80.56 per ADS in the global offering, and an equivalent price per common share in the preemptive rights offering, the net proceeds (after deducting underwriting discounts and estimated expenses) of the global offering and the preemptive rights offering will be US$290.7 million. This table should be read together with our consolidated financial statements incorporated by reference to this prospectus supplement.

	As Reported at March 31, 2007	As Adjusted for the Offering and No Exercise of Preemptive Rights(1)	As Adjusted for the Offering and Full Exercise of Preemptive Rights(1)
	(in thousands of US$)
Cash & cash equivalents	159,724	338,578	450,486
Short-term debt	175,301	175,301	175,301
Long-term debt	1,217,672	1,217,672	1,217,672
Shareholders’ equity:
Common stock	134,303	313,157	425,065
Reserves	2,620	2,620	2,620
Retained earnings	575,486	575,486	575,486
Total Shareholders’ equity	712,409	891,263	1,003,171
Total capitalization(2)	2,105,382	2,284,236	2,396,144

(1)	Assumes no exercise by the international underwriter of the over-allotment option.
(2)	Total capitalization includes total short-term debt, total long-term debt and total shareholders’ equity.

 Taxation

Chilean Taxation

The following discussion relates to Chilean income tax laws presently in force, including Ruling No. 324 of January 29, 1990 of the Chilean Internal Revenue Service (‘‘Chilean IRS’’) and other applicable regulations and rulings, all of which are subject to change. The discussion summarizes the principal Chilean income tax consequences of an investment in the ADSs or common shares by a person who is neither domiciled in, nor a resident of, Chile or by a legal entity that is not organized under the laws of Chile and does not have a branch or a permanent establishment located in Chile (such an individual or entity is referred to herein as a Foreign Holder). For purposes of Chilean tax law, an individual holder is a resident of Chile if such person has resided in Chile for more than six consecutive months in one calendar year or for a total of six months, whether consecutive or not, in two consecutive tax years. In addition, an individual is considered domiciled in Chile in case he or she resides in Chile with the actual or presumptive intent of staying in the country. The discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation. PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISERS ABOUT THE CHILEAN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR SHARES.

Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may only be amended by another statute. In addition, the Chilean tax authorities enact rulings and regulations of either general or specific application and interpret the provisions of Chilean tax law. Chilean tax may not be assessed retroactively against taxpayers who act in good faith relying on such rulings, regulations and interpretations, but Chilean tax authorities may change these rulings, regulations and interpretations prospectively. There is no income tax treaty in force between Chile and the United States.

Cash Dividends and Other Distributions.

Cash dividends we pay with respect to the ADSs or common shares held by a Foreign Holder will be subject to a 35% Chilean withholding tax, which we withhold and pay over to the Chilean tax authorities and which we refer to as the Withholding Tax. A credit against the Withholding Tax is available based on the level of corporate income tax we actually paid on the income to be distributed (referred to herein as the First Category Tax); however, this credit does not reduce the Withholding Tax on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed. If we register net income but taxable losses, no credit against the Withholding Tax will be available. In addition, if we distribute less than all of our distributable income, the credit for First Category Tax we pay is proportionately reduced. Currently, the First Category Tax rate is 17%. In general, the example below illustrates the effective Withholding Tax burden on a cash dividend received by a Foreign Holder, assuming a Withholding Tax rate of 35%, an effective First Category Tax rate of 17% the actual payment of such First Category Tax at that 17% rate and a distribution of 30% of the consolidated net income of the Company after payment of the First Category Tax:

The Company’s taxable income	100.00
First Category Tax (17% of Ch$100)	(17)
Net distributable income	83.00
Dividend distributed (30% of net distributable income)	24.9
First category increase	5.1
Withholding Tax (35% of the sum of Ch$24.9 dividend plus Ch$5.1 First Category Tax paid)	(10.5)
Credit for 17% of First Category Tax	5.1
Net tax withheld	(5.4)
Net dividend received	19.5
Effective dividend withholding rate	21.69%

In general, the effective dividend Withholding Tax rate, after giving effect to the credit for the First Category Tax, can be calculated using the following formula:

(Withholding Tax rate) − (First Category Tax effective rate)
1 − (First Category Tax effective rate)

Under Chilean income tax law, dividends generally are assumed to have been paid out of our oldest retained profits for purposes of determining the level of First Category Tax that we paid. The effective rate of Withholding Tax to be imposed on dividends we pay will vary depending upon the amount of First Category Tax we paid (if any) on the earnings to which the dividends are attributed, according to the Company’s Taxable Profit Fund. The Effective Withholding Tax rate for dividends attributed to earnings from 1991 until 2001, for which the First Category Tax rate was 15%, will be 23.5%. For 2002, the First Category Tax rate was 16.0%, which results in an effective rate of 22.62%. In 2003, the First Category Tax rate was 16.5%, which results in an effective rate of 22.16%, and from 2004 onwards, the First Category Tax rate is 17%, which results in an effective rate of Withholding Tax of 21.69%.

For dividends attributable to our profits during years when the First Category Tax was 10% (before 1991), the effective rate will be 27.8%. However, whether the First Category Tax is 10%, 15%, 16%, 16.5% or 17%, the effective overall combined tax rate imposed on our distributed profits will be 35%. In the event that profits from previous years are not sufficient to cover a particular dividend, and the dividend is attributable to the current year, we will generally withhold tax from the dividend at the full 35% rate. If as of December 31 of the year in which the dividend is paid, the withholding is determined to be excessive taking into account First Category Tax, holders may file for a refund.

Dividend distributions made in property would be subject to the same Chilean tax rules as cash dividends based on the fair market value of such property. Stock dividends and the distribution of preemptive rights are not subject to Chilean taxation.

Capital Gains

Gain from the sale or other disposition by a Foreign Holder of ADRs evidencing ADSs outside Chile will not be subject to Chilean taxation. The deposit and withdrawal of common shares in exchange for ADRs will not be subject to any Chilean taxes.

Gain recognized on a sale or disposition of common shares (as distinguished from sales or exchanges of ADRs evidencing ADSs representing such common shares) may be subject to both the First Category Tax and the Withholding Tax (the former being creditable against the latter) if:

•	the Foreign Holder has held the common shares for less than one year since exchanging ADSs for the Shares;

•	the Foreign Holder acquired and disposed of the common shares in the ordinary course of its business or as a habitual trader of shares; or

•	the Foreign Holder and the purchaser of the common shares are ‘‘related parties’’ or has an interest in the latter within the meaning of Article 17, Number 8, of the Chilean Income Tax Law.

In all other cases, gain on the disposition of common shares will be subject only to a flat capital gains tax which is assessed at the same rate as the First Category Tax as sole income tax (currently imposed at a rate of 17%) and no withholding tax will apply. The sale of shares of common stock by a Foreign Holder to an individual or entity resident or domiciled in Chile is subject to a provisional withholding. Such a provisional withholding will be equal to (i) 5% of the total (sale price) amount, without any deduction, paid to, credited to, account for, put at the disposal of, or corresponding to, the Foreign Holder if the transaction is subject to the First Category Tax, as a sole tax. Unless the gain subject to taxation can be determined, case in which the withholding is equal to 17% on the gain, or (ii) 20% of the total amount (the sale price without any deduction, paid to, credited to, account for, put at the disposal of, or corresponding to, the Foreign Holder if the transaction is subject to the general tax regime, that is, the First Category Tax, and the Withholding Tax, with a credit of the First Category Tax already paid. The Foreign Holder would be entitled to request a tax refund for any amounts withheld in excess of the taxes actually due, in April of the following year upon filing its corresponding tax return. Gain recognized in the transfer of common shares that have a high presence in the stock exchange, however, is not subject to capital gains tax in Chile, provided that the common shares are transferred in a local stock exchange, in other authorized stock exchanges or within the process of a public tender of common shares governed by the Securities Market Law. The common shares must also have been acquired either in a stock exchange, within the process of a public tender of common shares governed by the Securities Market Law, in an initial public offer of common shares resulting from the formation of a corporation or a capital increase of the same, or in an exchange of convertible bonds. Shares are considered to have a high presence in the stock exchange when they:

•	are registered in the Securities Registry;

•	are registered in a Chilean Stock exchange; and

•	have an adjusted presence equal to or above 25%.

To calculate the adjusted presence of a particular share, the aforementioned regulation first requires a determination of the number of days in which the operations regarding the stock exceeded, in Chilean pesos, the equivalent of 200 Unidades de Fomento (US$6,850 as of February 28, 2007) within the previous 180 business days of the stock market. That number must then be divided by 180, multiplied by 100, and expressed in a percentage value. This tax regime does not apply if the transaction involves an amount of shares that would allow the acquirer to take control of the publicly traded corporation, in which case the ordinary tax regime referred to in the previous paragraph will apply, unless the transfer is part of a tender offer governed by the Securities Market Law or the transfer is done on a Chilean stock exchange, without substantially exceeding the market price.

Capital gains obtained in the sale of shares that are publicly traded and have a high presence in a stock exchange are also exempt from capital gains tax in Chile when the sale is made by ‘‘foreign institutional investors’’ such as mutual funds and pension funds, provided that the sale is made in a stock exchange or in accordance with the provisions of the Securities Market Law, or in any other form authorized by the SVS. To qualify as a foreign institutional investor, an entity must be formed outside of Chile, not have a domicile in Chile, and must be at least one of the following:

•	a fund that offers its common shares or quotas publicly in a country with investment grade public debt, according to a classification performed by an international risk classification entity registered with the SVS;

•	a fund registered with a regulatory agency or authority from a country with investment grade public debt, according to a classification performed by an international risk classification entity registered with the SVS, provided that its investments in Chile constitute less than 30% of the share value of the fund, including deeds issued abroad representing Chilean securities, such as ADRs of Chilean companies;

•	a fund whose investments in Chile represent less than 30% of the share value of the fund, including deeds issued abroad representing Chilean securities, such as ADRs of Chilean companies, provided that not more than 10% of the share value of the fund is directly or indirectly owned by Chilean residents;

•	a pension fund that is formed exclusively by natural persons that receive pensions out of an accumulated capital in the fund;

•	a Foreign Capital Investment Fund, as defined in Law No. 18,657, in which case all quota holders shall be Chilean residents or domestic institutional investors; or

•	any other foreign institutional investor that complies with the requirements set forth in general regulations for each category of investor or prior information from the SVS and the Chilean IRS.

The foreign institutional investor must not directly or indirectly participate in the control of the corporations issuing the shares it invests in, nor possess or participate in 10% or more of the capital or the profits of such corporations.

Another requirement for the exemption is that the foreign institutional investor must execute a written contract with a bank or a stock broker incorporated in Chile. In this contract, the bank or stock broker must undertake to execute purchase and sale orders, verify the applicability of the tax exemption or tax withholding and inform the Chilean IRS of the investors it works with and the transactions it performs. Finally, the foreign institutional investor must register with the Chilean IRS by means of a sworn statement issued by such bank or stock broker.

The tax basis of common shares received in exchange for ADRs will be the acquisition value of the common shares on the date of exchange duly adjusted for local inflation. The valuation procedure set forth in the deposit agreement, which values common shares which are being exchanged at the highest price at which they trade on the Santiago Stock Exchange on the date of the exchange, will determine the acquisition value for this purpose. Consequently, the surrender of ADRs for common shares and the immediate sale of the common shares for the value established under the Deposit Agreement will not generate a capital gain subject to taxation in Chile, provided that the sale of the common shares is made on the same date on which the exchange of ADRs for common shares is recorded, or if the price of the common shares at the exchange date, as determined above, is higher than the price at which the common shares are sold.

The exercise of preemptive rights relating to the common shares will not be subject to Chilean taxation. Any gain on the sale of preemptive rights relating to the common shares will be subject to both the First Category Tax and the Withholding Tax (the former being creditable against the latter).

Other Chilean Taxes

There are no Chilean inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of ADSs by a Foreign Holder, but such taxes generally will apply to the transfer at death or by gift of the common shares by a Foreign Holder. There are no Chilean stamp, issue, registration or similar taxes or duties payable by Foreign Holders of ADSs or common shares.

Withholding Tax Certificates

Upon request, we will provide to Foreign Holders appropriate documentation evidencing the payment of the Withholding Tax (net of the applicable First Category Tax).

Issuance of rights or ADS rights

A Foreign Holder will not be subject to any Chilean tax consequences as a result of the receipt of rights.

Transfer of rights

ADS rights are not transferable.

It is unclear whether any proceeds realized by a Foreign Holder on the sale or other transfer of rights (including the sale or other transfer of rights by the Depositary in Chile), are taxable under the laws of Chile. The Chilean tax authorities are likely to consider that such proceeds are subject to a 35% Chilean withholding tax, and that the cost incurred by a Foreign Holder to acquire the rights does not increase the acquisition cost of the shares purchased in exercising such rights.

Expiration of the rights or ADS rights

If the rights or ADS rights are not exercised by a Foreign Holder prior to the rights expiration date or the ADS rights expiration date, as applicable, no gain or loss will be recognized.

Exercise of the rights or ADS rights

Foreign Holders are not subject to Chilean taxation upon the exercise of rights or ADS rights.

United States Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations that may be relevant to the purchase, ownership and disposition of our ADS rights, rights, common shares or

ADSs by a beneficial owner that is: (i) a citizen or resident of the United States; (ii) a U.S. domestic corporation; (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust (or otherwise if the trust has a valid election in effect under current Treasury regulations to be treated as a U.S. person). For purposes of this discussion, we refer to these owners of ADS rights, rights, common shares or ADSs as U.S. Holders. If a partnership holds ADS rights, rights, common shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A prospective investor who is a partner of a partnership holding our preferred shares or ADSs should consult its own tax advisor.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to your decision to purchase, own or dispose of ADS rights, rights, ADSs or common shares. In particular, this discussion is directed only to U.S. Holders that will hold ADS rights, rights, ADSs or common shares as capital assets and it does not address any special U.S. federal income tax consequences that may be applicable to U.S. Holders that are subject to special treatment under the U.S. Internal Revenue Code of 1986, as amended, commonly referred to as the ‘‘Code’’, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, tax exempt entities, partnerships, holders that own or are treated as owning 10% or more of our voting common shares, persons holding common shares or ADSs as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not the U.S. dollar. Prospective purchasers are advised to satisfy themselves as to the overall U.S. federal, state and local tax consequences of their ownership or disposition of ADS rights, rights, ADRs and the underlying common shares by consulting their own tax advisers.

The statements of U.S. federal income tax laws set out below are based on the laws in force as of the date hereof and may be subject to changes in U.S. federal income tax law occurring after that date, including changes that may have retroactive effect.

HOLDERS OF ADS RIGHTS, RIGHTS, ADSs OR COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE CHILEAN, U.S. FEDERAL INCOME OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADS RIGHTS, RIGHTS, ADSs OR COMMON SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY NON-U.S., STATE OR LOCAL TAX LAWS.

Issuance of ADS rights or rights

A U.S. Holder will not be subject to United States federal income taxation with respect to the receipt of ADS rights or rights.

Basis and holding period of the ADS rights and rights

Except as provided in the following sentence, the basis of the ADS rights or rights distributed to a U.S. Holder will be zero. However, if either (i) the fair market value of the ADS rights or rights is 15% or more of the fair market value (on the date of distribution) of the ADSs or shares with respect to which they are distributed or (ii) the U.S. Holder of the ADS rights or rights irrevocably elects, in such holder’s federal income tax return for the taxable year in which the ADS rights or rights are received, to allocate part of the basis of such ADSs or shares, then upon exercise or sale of the ADS rights or rights the U.S. Holder’s basis in such ADSs or shares will be allocated between such ADSs or shares and the ADS rights or rights in proportion to the fair market values of each on the date of distribution of the ADS rights or rights. No basis will be allocated to any such ADS rights or rights that lapse. A U.S. Holder should include its holding period in ADSs or shares with respect to which the ADS rights or rights were distributed in determining the holding period of the ADS rights or rights.

Sale of rights

For United States federal income tax purposes, a U.S. Holder will recognize gain or loss upon the sale or other disposition of rights (including the sale by the Depositary or ADS rights agent of rights corresponding to unexercised ADS rights or fractional ADS rights of a U.S. Holder) in an amount equal to the difference between the amount realized for the rights (or, in the case of unexercised ADS rights or fractional ADS rights, distributions by the Depositary with respect to the sale of the underlying rights) and the U.S. Holder’s basis in the ADS rights or rights. Such gain or loss will generally be treated as capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Gain or loss recognized by a U.S. Holder on a sale of rights generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Consequently, a U.S. Holder may not be able to use the foreign tax credit arising from any Chilean tax imposed on the disposition of a right (including the sale by the Depositary or ADS rights agent of rights corresponding to unexercised ADS rights or fractional ADS rights) unless such credit can be applied against tax due on other income treated as derived from foreign sources in the appropriate limitation category.

Expiration of the ADS rights or rights

If a U.S. Holder does not exercise ADS rights prior to the ADS rights expiration date, such U.S. Holder generally will recognize no gain or loss, except to the extent of gains from distributions by the Depositary with respect to the sale of rights represented by unexercised ADS rights, as discussed in ‘‘The rights offerings—The exercise of ADS rights is irrevocable and may not be canceled or modified—Exercise of ADS Rights and Sale of Unexercised Share Rights.’’ If a U.S. Holder does not exercise rights prior to the rights expiration date, it will recognize no gain or loss.

Exercise of the ADS rights or rights

U.S. Holders of ADS rights or rights will not recognize any gain or loss upon the exercise of the ADS rights or rights. The basis of ADSs or shares acquired upon exercise of ADS rights or rights will be equal to the sum of such U.S. Holder’s basis in the ADS rights or rights exercised and the amount paid upon exercise of those ADS rights or rights. The holding period of ADSs or shares acquired upon exercise of ADS rights or rights will begin on the date the ADS rights or rights are exercised.

ADRs

In general, if you are a U.S. Holder of ADRs evidencing our ADSs, you will be treated, for U.S. federal income tax purposes, as the beneficial owner of the underlying common shares that are represented by those ADSs and evidenced by those ADRs.

Taxation of Dividends

If you are a U.S. Holder, distributions of cash or property (other than common stock, if any, distributed pro rata to all of our shareholders, including holders of ADSs) paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) with respect to common shares or ADSs, including the net amount of the Chilean Withholding Tax withheld on the distribution (after taking into account the credit for the First Category Tax), will be includible in your gross income as ordinary income on the day on which you receive the dividends, in the case of common shares, or the date the depositary receives the dividends, in the case of common shares represented by ADSs, and will not be eligible for the dividends-received deduction allowed to corporations under the Code. If you are a U.S. Holder, dividends paid in pesos generally will be includible in your gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day you receive the dividends, in the case of common shares, or the date the depositary receives the dividends, in the case of common shares represented by ADSs. U.S. Holders should consult their own tax advisers regarding the treatment of foreign currency gain or loss, if any, on any pesos received which are converted into U.S. dollars after they are received. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits as determined for U.S. federal income tax purposes, such excess amounts will be treated first as a nontaxable return of capital to the extent of such U.S. Holder’s tax basis in the common shares or ADSs and, thereafter, as capital gain.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are ‘‘qualified dividends’’. Dividends paid on the ADSs will be treated as qualified dividends if:

•	the ADSs are readily tradable on an established securities market in the United States; and

•	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (or ‘‘PFIC’’).

The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Moreover, based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, for U.S. federal income tax purposes with respect to our 2005 or 2006 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2007 taxable year. However, there can be no assurance in this regard because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules.

Based on existing guidance, it is not clear whether dividends received with respect to the common shares will be treated as qualified dividends, because the common shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which U.S. Holders of ADSs or common shares and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Subject to generally applicable limitations and conditions under the Code, Chilean Withholding Tax withheld from dividends (after taking into account the credit for the First Category Tax, when it is available) will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability. If the amount of Chilean Withholding Tax initially withheld from a dividend is determined to be excessive, however (as described above under ‘‘Taxation—Chilean Taxation—Cash Dividends and Other Distributions’’), the excess tax will not be creditable. For purposes of calculating the foreign tax credit, dividends paid on the common shares will generally constitute foreign source ‘‘passive income.’’ U.S. Holders are not allowed foreign tax credits for withholding taxes imposed in respect of certain short-term or hedged positions in securities. U.S. Holders should consult their own advisers concerning the implications of these rules in light of their particular circumstances.

U.S. Holders that receive distributions of additional common shares or rights to subscribe for common shares as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax in respect of the distributions.

Taxation of Capital Gains or Losses

If you are a U.S. Holder, gain or loss realized on the sale, exchange or other taxable disposition of ADSs or common shares, generally will be capital gain or loss and generally will be long-term capital gain or loss if the ADSs or common shares have been held for more than one year. Long-term capital gain realized by a U.S. Holders, including individuals, generally is subject to a maximum tax rate of 15%. The deductibility of capital losses is subject to significant limitations.

Any gain or loss a U.S. Holder realizes on such a sale, exchange or other taxable disposition will generally be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Consequently, in the case of a disposition of common shares (which, unlike a disposition of ADSs, could be taxable in Chile), a U.S. Holder generally would not be able to utilize foreign tax credits in respect of any Chilean tax imposed on the disposition (see ‘‘Taxation—Chilean Taxation—Capital Gains’’) unless the

U.S. Holder has other income from foreign sources, in the appropriate category, for purposes of the foreign tax credit limitation rules. U.S. Holders should consult their own tax advisers regarding the application of the foreign tax credit limitation rules to their investment in, and disposition of, the ADSs and common shares. Alternatively a U.S. Holder may be able to deduct Chilean taxes paid with respect to a disposition of shares against its taxable income, assuming such holder does not take a credit for any foreign income tax during the taxable year and certain other conditions are met.

Deposits and withdrawals of common shares by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, the ADSs or common shares to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that certain required information is timely furnished to the U.S. Internal Revenue Service.

A holder that is a foreign corporation or a non-resident alien individual may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

THE Rights Offering

We are offering to holders of our shares and ADSs rights to subscribe for a total of 6,951,374 shares, in the form of shares or ADSs. In order to make shares available for sale in a global offering we are conducting concurrently with this offering, certain of our shareholders, including our controlling shareholders, which collectively hold approximately 65% of our outstanding shares, have indicated their intention to waive their rights to subscribe for any of the newly issued shares in the preemptive rights offering.

Holders of shares will receive 0.062343 rights to subscribe for newly issued shares for each share held of record as of 11:59 p.m. (Santiago, Chile time) on May 12, 2007, as shown in our share register. We will accept subscriptions for whole shares only. We will round down any subscription for fractional shares to the nearest whole number. One right will be required to subscribe for one share.

We have made arrangements with our Depositary, The Bank of New York, to make available to ADS holders of record as reflected in the books and records of the Depositary as of 5:00 p.m. (New York City time) on May 16, 2007 rights to subscribe for new ADSs. Such ADS holders will receive for each ADS held of record on May 16, 2007, 0.062343 ADS rights to subscribe for ADSs relating to newly issued shares. ADS rights will be non-transferable and will be reflected in the records of the ADS rights agent. We will accept subscriptions for whole new ADSs only. We will round down any subscription for fractional new ADSs to the nearest whole number. One ADS right will be required to subscribe for one new ADS.

Our shares to be issued in connection with the exercise of rights will be identical to our currently issued and outstanding shares and our new ADSs will be identical to our currently issued and outstanding ADSs. See ‘‘Description of our Shares of Common Stock’’ and ‘‘Description of the American Depositary Shares’’ in the accompanying prospectus.

Subscription by holders of ADSs

The summary timetable set forth below lists certain important dates relating to the offering to holders of ADSs:

ADS record date—5:00 p.m. (New York City time)	May 16, 2007
Commencement date of ADS rights offering	May 18, 2007
ADS rights expiration date—5:00 p.m. (New York City time)	June 11, 2007
Delivery of new ADRs	As soon as practicable after receipt by the Depositary (or its agents) of the newly issued shares subscribed.

ADS Rights Exercise Period.    Beginning on the commencement date for the ADS rights offering on May 18, 2007 and continuing through the ADS rights expiration date at 5:00 p.m. (New York City time) on June 11, 2007, every holder of ADSs as of the ADS record date will be entitled to subscribe for one new ADS for each ADS right at the ADS subscription price.

Record Date.    The record date for determination of holders of ADSs entitled to receive ADS rights is 5:00 p.m. (New York City time) on May 16, 2007.

Evidence of Rights.    ADS rights will be non-transferable and will be reflected in the records of the ADS rights agent. Each ADS held of record on the ADS record date will entitle the holder thereof to 0.062343 ADS rights to subscribe for ADSs relating to newly issued shares. One ADS right will be required to subscribe for one new ADS at the ADS subscription price.

Fractional Entitlements.    ADS holders may exercise all or part of their ADS rights at their discretion. However, subscription will be accepted for whole new ADSs only. Subscriptions submitted for fractional new ADSs will be rounded down to the nearest whole number of new ADSs. The ADS rights agent will endeavor to sell the rights corresponding to unexercised ADS rights for the holders entitled thereto.

ADS Rights Expiration Date.    ADS rights will expire at 5:00 p.m. (New York City time) on June 11, 2007 and will thereafter lapse and have no rights other than the right to receive proceeds from the sale (if any) of the share rights relating to such unexercised ADS rights, after deduction of the fee of the Depositary and any expenses of the Depositary or the ADS rights agent. The fee of the Depositary for distribution of the proceeds of sales of share rights will be the same as the fee that would have been payable for issuance of ADSs if the corresponding ADS rights had been exercised. See ‘‘—The exercise of ADS rights is irrevocable and may not be canceled or modified—Exercise of ADS rights and sale of unexercised rights.’’

ADS Subscription Price.    You should pay to the ADS rights agent U.S.$88.62 per new ADS, referred to as the ADS deposit amount. This amount is the U.S. dollar equivalent of the subscription price per share of Ch$8,401 converted into U.S. dollars based on an exchange rate of Ch$521.41 per U.S. dollar plus an allowance of 10% of that amount to cover exchange rate fluctuations, the Depositary’s issuance fee of up to U.S.$0.05 per ADS and expenses. The ADS rights agent will arrange to convert such U.S. dollars into Chilean pesos to the extent necessary to pay the subscription price and to make payment relating to subscribed new ADSs to us on or about June 18, 2007. Such subscribers will be billed for any shortfall with respect to the amount of their subscription or will receive a refund of any excess, without interest.

Transfer of ADS Rights.    ADS rights are not transferable and may not be exercised by, or sold or assigned to, third parties.

ADS rights agent.    The Bank of New York, the Depositary for the ADRs, is acting as the ADS rights agent to accept subscriptions for new ADSs.

Method of Subscription and Payment.    ADS rights are exercisable by the delivery, by mail or otherwise, to the ADS rights agent of a properly executed ADS subscription form accompanied by payment in full of the ADS deposit amount for each new ADS subscribed. The ADS rights agent has discretion to refuse any improperly completed or delivered or unexecuted ADS subscription form. ADS subscription forms must be received with payment of the ADS subscription price for new ADSs by the ADS rights agent on or before 5:00 p.m. (New York City time) on June 11, 2007. Deposit in the mails will not constitute effective delivery to the ADS rights agent.

If the amount of U.S. dollars required to pay the ADS subscription price and the Depositary’s issuance fee and any expenses is less than the ADS deposit amount, any excess will be refunded promptly without interest to the ADR subscriber. ADR subscribers bear the risks of all exchange rate fluctuations relating to the exercise of ADS rights and the purchase of new ADSs.

If the ADS deposit amount is insufficient to pay the ADS subscription price and the Depositary’s issuance fee and any expenses, the ADS rights agent will pay such shortfall to us on behalf of such holder. Such holder will be required to pay such shortfall promptly (including interest and expenses) and will not receive any new ADSs subscribed for by him prior to the ADS rights agent’s receipt of such payment. If such shortfall is not paid by the later of (i) the fifth business day after receipt of the ordinary shares underlying the new ADSs by the Depositary’s custodian, and (ii) the fifth business day after the ADS rights agent gives notice of such deficiency, the ADS rights agent shall be entitled to sell the new ADSs held by it for the account of the holder owing such shortfall and to use the proceeds therefrom to repay such amount (including interest and expenses). Any excess will be refunded to such holder, without interest.

Completed ADS subscription forms and payments for new ADSs should be sent to The Bank of New York.

By courier:	By hand delivery:	By mail:
The Bank of New York Tender and Exchange Department—1W 101 Barclay Street, 1E New York, New York 10286	The Bank of New York Receive and Deliver Window—1E 101 Barclay Street New York, New York 10286	The Bank of New York Tender and Exchange Department P.O. Box 11248 Church Street Station New York, New York 10286

The exercise of ADS rights is irrevocable and may not be canceled or modified.

Exercise of ADS Rights and Sale of Unexercised Share Rights.    One business day following the ADS rights expiration date, the ADS rights agent shall determine the amount of ADS rights that have been timely exercised by our ADR holders and shall covert the ADS subscription price paid by such holders into Chilean pesos as described above and shall instruct Banco Santander-Chile, as custodian for the ADR facility, to (i) exercise in Chile the share rights corresponding to the ADS rights exercised and (ii) sell or cause to be sold the share rights corresponding to ADS rights not exercised, including the rights, if any corresponding to the aggregate of fractional ADS rights not exercised. The Depositary will cause the proceeds of such sale, if any, to be converted into U.S. dollars as provided under our Deposit Agreement and, after deduction of Chilean withholding tax, any applicable taxes and any other applicable fees and expenses of the Depositary as provided under our Deposit Agreement and the Depositary’s cost of sale and conversion, will be paid to our ADR holders as of the record date given above of such unexercised ADS rights in proportion to the number of unexercised ADS rights held by each.

Delivery of ADRs.    ADRs evidencing new ADSs allotted upon the exercise of ADS rights will be made available as soon as practicable after receipt by the Depositary (or its agents) of the newly issued shares subscribed.

Information.    If you have any questions or requests for assistance, please contact D.F. King & Co., Inc. toll free at 1-800-735-3107. If calling from outside the United States, please contact D.F. King & Co., Inc. at 1-212-269-5550.

Subscription by holders of shares

The summary timetable set forth below lists certain important dates relating to the offering to holders of shares:

Share record date—11:59 p.m. (Santiago, Chile time)	May 12, 2007
Commencement date of rights offering	May 18, 2007
Trading of rights expected to commence on the Chilean stock exchanges	May 18, 2007
Rights expiration date—11:59 p.m. (Santiago, Chile time)	June 17, 2007
Shares available in our share register	As soon as practicable after receipt of payment therefor.

Rights Exercise Period.    Beginning on the commencement date for the rights offering on May 18, 2007 and continuing through the rights expiration date at 11:59 p.m. (Santiago, Chile time) on June 17, 2007, every holder of shares as of the share record date will receive rights to subscribe for newly issued shares at the share subscription price of Ch$8,401 per share.

Share Record Date.    The date for determination of holders of shares entitled to rights is 11:59 p.m. (Santiago, Chile time) on May 12, 2007. Persons owning shares as of such date, as shown by entries made in our share register, will be allocated 0.062343 rights to subscribe for newly issued shares for each share so owned.

Fractional Entitlements.    Holders may exercise all or part of their rights at their discretion. However, subscription will be accepted for whole shares only. Subscriptions submitted for fractional shares will be rounded down to the nearest whole number of shares.

Rights Expiration Date.    Any rights with respect to which full payment has not been received by us by 11:59 p.m. (Santiago, Chile time) on June 17, 2007 will lapse and will have no further value.

Share Subscription Price.    The share subscription price is Ch$8,401 per share.

Method of Subscription and Payment.    In order to subscribe for newly issued shares, subscription instructions together with payment of the share subscription price for each share subscribed for must be given in person, by or on behalf of the holder of the rights being exercised, not later than 11:59 p.m. (Santiago, Chile time) on June 17, 2007 to Deposito Central de Valores at Huerfanos 770, Piso 17, Santiago, Chile. Such rights must be registered in the name of such holder in our share register as of such date. Deposit in the mails will not constitute delivery. The share subscription price is payable only in Chilean pesos.

We have discretion to refuse to accept incomplete or unexecuted subscription instructions. Only actual delivery and receipt of the subscription instructions and payment for any shares subscribed will constitute delivery to us for purposes of determining whether subscription has been made for shares on a timely basis. All questions regarding the timeliness, validity, form, compliance and eligibility of any purchase will be determined by us in our sole discretion, and our decisions in each instance will be conclusive and binding on us and all applicable holders of shares. We will have no duty to notify any holder of rights or any other person of any defect or irregularity in connection with the subscription of shares and will incur no liability for failure to give such notification.

The exercise of rights is irrevocable and may not be canceled or modified.

Purchase and Sale of Rights.    Any holder of rights may transfer the right to subscribe for any whole number of newly issued shares to which such rights entitle such holder. Rights may be bought or sold through banks or brokers in Chile and are expected to be traded on the Chilean stock exchanges.

Unexercised Rights.    Following the rights expiration date, shares corresponding to any unexercised rights may be sold by us at any time prior to June 17, 2007, subject to certain restrictions as to price and terms. Our current intention is to sell into the Chilean market any unsubscribed shares, other than shares with respect to which certain of our shareholders, including our controlling shareholders have waived their rights to subscribe, which will be sold in the combined offering. See ‘‘Description of our Shares of Common Stock—Preemptive rights and increases of share capital’’.

Registration of Shares.    Shares issued upon exercise of rights will be registered in our share register as soon as practicable after receipt by us of payment therefor. Certificates representing the shares will be issued upon request following the registration of such shares in our share register.

 Plan of Distribution

We will offer our existing holders of our ADRs and common shares the following rights:

•	With respect to holders of our ADRs, each ADS held of record on May 16, 2007 entitles its holder to 0.062343 ADS rights to subscribe for ADSs relating to newly issued shares; and

•	With respect to holders of our common shares, each common share held of record on May 12, 2007 entitles its holder to 0.062343 rights to subscribe for newly issued common shares.

Holders of our ADSs and common shares who intend to participate in this offering and exercise their rights will be able to do so by returning the appropriate subscription forms to the ADS rights agent, in the case of ADR holders, or to Depósito Central de Valores, in the case of holders of our common shares, in each case at the address set forth in the relevant subscription form. The rights distributed to holders of our common shares will be freely transferable. The ADS rights will not be transferable. Our board of directors may elect in its discretion to sell any securities not subscribed in the preemptive rights offering to third party purchasers.

We have not retained the services of a broker-dealer or solicitation agent for the preemptive rights offering. The preemptive rights offering will not be underwritten.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 20-F for the year ended December 31, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

NOTICES

All notices will be deemed to have been giving upon the mailing by first class mail, postage prepaid, of those notices to holders of securities at their registered addresses as recorded in the register of holders of such securities.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Chilean corporation. None of our directors are residents of the United States, and most of our executive officers reside outside the United States. In addition, a substantial portion of our assets and the assets of these individuals are located outside the United States. As a result, it may be difficult for you to:

•	effect service of process outside Chile upon us or such persons; or

•	bring an original action against us or our directors and executive officers in the United States or Chile to enforce liabilities based upon the U.S. federal securities laws.

It may also be difficult for you to enforce in Chilean courts judgments obtained in U.S. court against us or our directors and executive officers or other persons named in the registration statement, of which this information statement and prospectus is a part, based on civil liability provisions of the U.S. federal securities laws. If a U.S. court grants a final judgment in an action based on the civil liability provisions of the federal securities laws of the United States, enforceability of this judgment in Chile will be subject to the obtaining of the relevant ‘‘exequatur’’ (i.e., recognition and enforcement of the foreign judgment) according to Chilean civil procedure law currently in force, and consequently, subject to the satisfaction of certain factors. The most important of these factors are the existence of reciprocity, the absence of a conflicting judgment by a Chilean court relating to the same parties and arising from the same facts and circumstances and the Chilean courts’ determination that the U.S. courts had jurisdiction, that process was appropriately serviced on the defendant and that enforcement would not violate Chilean public policy. If an action is started before Chilean courts, there is doubt as to the enforceability of liabilities based on the U.S. federal securities laws.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell share and ADS rights to subscribe for shares and ADSs, respectively, in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our shares of ADSs.

No action is being taken in any jurisdiction outside the United States to permit public offering of rights to subscribe to our shares and ADSs or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Rights Offering for Shares of Common Stock
and American Depositary Shares

LAN AIRLINES S.A.

PROSPECTUS SUPPLEMENT

May 18, 2007